UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at May 2, 2006

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 2, 2006

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

TASEKO UPDATE PROGRESS OF FEASIBILITY STUDY WORK ON
PROSPERITY COPPER-GOLD PROJECT

May 2, 2006 Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) announces that it has retained engineering firm SNC Lavalin to update the feasibility study on its Prosperity copper-gold project, located 125 kilometres southwest of the City of Williams Lake in south-central British Columbia. Taseko's 100% owned Prosperity property hosts one of the largest undeveloped open pittable copper-gold deposits in North America.

Completion of a preliminary overview study of the project is expected by the middle of May. This overview study will guide detailed engineering work for updating the feasibility study.

The initial focus of the overview study will be redesign of the concentrator, in particular, utilizing a large diameter single SAG mill (Semi-Autogenous Grinding mill) as opposed to multiple smaller SAG mills. A single SAG mill design will significantly reduce the capital and operating costs relative to previous studies undertaken on the Prosperity project, as grinding circuits account for 40% of the cost of concentrator facilities.

Previously reported measured and indicated resources for Prosperity copper-gold deposit at 0.20% copper cut-off are as follows:

	Size	Grade		Contained Metal
	Million Tonnes	Copper %	Gold g/t	Billion lb Cu	Million oz Au
Measured	412.6	0.307	0.511	2.8	6.8
Indicated Resources	181.9	0.267	0.408	1.6	2.4
Measured & Indicated Resources	594.5	0.295	0.480	4.4	9.2

Note 1:
These resources, based on a copper cut-off, are only to be used for general comparisons as the economics of this deposit call for a Net SmelterReturn calculation to be performed for copper and gold, factoring in metal prices, costs of production and recoveries for both variables.
Note 2:
Estimated by G. Giroux, P.Eng., in 1998.  Although an historical estimate, according to Giroux the resources would meet the guidelines for these categories as set out by the Canadian Institute of Mining, Metallurgy and Petroleum, as required under National Instrument 43-101, and there would be no significant change in the mineral resources.

The feasibility study under review was developed based on mining 490 million tonnes, incorporating a 70,000 tpd concentrator and mine, producing 230,000 ounces of gold and 100 million pounds of copper annually for 20 years.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

Neither the TSX nor American Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information for US Persons Concerning Estimates of Measured and Indicated Resources

This news release also uses the terms "measured resource" and "indicated resources". Taseko Mines Limited advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.